August 12, 2005
United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561
Attention Cicely D. Luckey
Accounting Branch Chief

Re:	Comments letter dated July 15, 2005
AdStar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
From 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-15363
In response to your comments on:
Form 10-K for Fiscal Year Ended December 31, 2004
Independent Auditor’s Report, page F-2
1)	Please explain to us how your auditors considered PCAOB Auditing Standard No. 1 in conjunction with their audit report contained in your Form 10-K.
During the Edgar process there was an oversight, whereby the Independent Auditor’s report should have indicated that the “audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America”, as opposed to “auditing standards generally accepted in the United States of America.”
Our independent registered public accounting firm, BDO Seidman, LLP, has assured us their audit complied with all auditing and related professional practice standards established by the PCAOB.
Consolidated Statements of Operations, page F-4
2)	Tell us how you considered the guidance in Question 1 of SAB topic 13.B to separately disclose the cost of revenues related to each type of revenue reported on the face of the income statement.
When considering Question 1 of SAB topic 13.B we weighed the benefit of presenting the costs relating to each type of revenue as reported separately on the face of the income statement with the cost to accurately record and maintain the costs of revenue by specific revenue type. We believe that the cost of generating such information has generally outweighed the benefit to be derived.
We have historically been a small service based technology company that prides itself on its ability to produce complex development projects while simultaneously servicing our maintenance contracts in a very cost effective manner. Under our business model we maintain a small core group of programmers and support staff who regularly work concurrently on projects affecting two or more types of revenue. Accordingly, certain direct and indirect costs of revenues could only be subjectively applied to specific revenue lines since such costs may benefit one, two or all three revenue lines simultaneously, depending on the nature of the service provided to the individual customer and the composition of the personnel assigned to the task. We have historically completed timesheets only on larger projects, considered to be product enhancements (in order to address possible capitalization of internally developed software), or for projects where we record revenues on the percentage of completion method .
Note 8 – convertible Preferred Stock, page F-20
3)	We note that you have not shown the 7% cumulative dividend as a deduction in deriving net income applicable to common shareholders because it is payable upon a liquidating event. Explain what is considered a liquidating event. Advise us how your accounting treatment complies with paragraph 9 of SFAS 128 which requires the deduction of dividends accumulated on cumulative preferred stock whether or not it has been earned or paid to derive net income of loss applicable to common shareholders. Tell us the amount of dividends that would have increased your net loss applicable to common shareholders had you accrued these amounts pursuant to SFAS 128.
Dividends on preferred stock are payable only upon the occurrence of a liquidation event. A Liquidation event, as defined in our Charter is defined as follows:
“Liquidation Event.
Upon any (i) liquation (whether in connection with a sale of all or substantially all of the assets of the Corporation or otherwise), dissolution or winding up of the Corporation (whether voluntary or involuntary) or (ii) any merger or consolidation to which the Corporation is a party pursuant to which the holders of Common are entitled to receive securities or cash in exchange for such Common (except where, after giving effect to such merger, the holders of the Corporation’s outstanding Capital stock immediately prior to such merger or consolidation shall continue to own the Corporation’s outstanding capital stock possessing more than 50% of the voting power of the surviving entity)( each a “liquidation event”).”
Our accounting treatment complies with paragraph 9 of SFAS 128 under sub-paragraph 3, which states “Preferred dividends that are cumulative only if earned shall be deducted only to the extent that they are earned.” Since there has been no liquidation event as defined no preferred dividends have been earned, and accordingly, have not been deducted from net income.
The amount of dividends that would have increased our net loss applicable to common shareholders had we accrued these amounts are:

For the year ended December 31, 2004	$114,651
Dividends relate to Series B preferred stock only, Series A was converted to common on April 1, 2005 and pursuant to the contract no dividends were earned and, accordingly, upon conversion none were paid.

For the year ended December 31, 2003	$230,753
Dividends relate to both Series A and Series B.
Note 14 Shareholder Receivable, page F-27
4)	Please advise us of your compliance with section 402 of the Sarbanes-Oxley Act of 2002 regarding the note receivables with your officers.
In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, an extension of credit maintained by the issuer on the date of enactment of this subsection shall not be subject to the provisions of this subsection, provided that there are no material modifications to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment.
The Company had notes receivable from officers, which were signed on July 1, 2002, funded on July 2, 2002 and were made on then prevailing market terms. The Company has not made any modifications or extensions to the notes receivable since the original signing. In addition, all payments have been made timely and in accordance with the original note. The Company believes they are in compliance with Sarbanes-Oxley Act of 2002, since the loans were made and the note receivables were created prior to the date of Sarbanes-Oxley Act of 2002 went into effect and the Company has not made any modifications or extensions to the notes.
Note 20 – Subsequent Event, Page F-34
5)	We note that after the year-end you raised $597,423 from the exercise of warrants issued to Paulson Investment Company as compensation for services. Further, we note that you recorded a preferred dividend related to these warrants in the first quarter of 2005. Clarify the timing in which the warrants were issued, how they were accounted for at the date of issuance and your basis in GAAP for your accounting treatment. Lastly, advise us why you recorded the change in fair value for the warrants as a preferred dividend below net income in your first quarter Form 10-Q and the accounting literature you relied upon in determining this treatment was appropriate.
The original issuance of the warrants were for compensation to Paulson Investment Company or certain of its officers and employees for prior securities offerings summarized as follows:
•	On April 11, 2001 the Company issued warrants to purchase 400,000 shares of its Common Stock, at $1.07 for a private placement of our common stock.

•	On September 25, 2001 the Company issued warrants to purchase 200,000 shares of its Common Stock, at $1.80 for a public offering of our common stock.

•	Between October 1, 2001 and January 22, 2002 the Company issued warrants to purchase 140,000 shares of its Common Stock, at $0.75 for a private placement of our common stock.

•	On September 30, 2003 the Company issued warrants to purchase 159,000 shares of its Common Stock, at $1.87 for a private placement of our common stock.
At the date of issuance the warrants were valued using the Black Scholes method and were offset against the proceeds from the public offerings and private placements, respectively. We recorded the transactions directly to equity in accordance with Emerging Issues Task Force Abstract Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock; Forward Sale Contracts, Written Call Options or Warrants, and Purchased Put Options, by applying the model of Consensus paragraph 39.
In January 2005 the Company raised $597,423 from the exercise of 702,850 warrants at $0.85 per warrant. The warrants had been issued to Paulson Investment Company, or certain of its officers and employees, primarily as compensation for their services in prior securities offerings and originally had exercise prices ranging from $0.75 to $1.87 and expiration dates ranging from September 25, 2005 to March 31, 2009. On January 3, 2005, the Company offered an inducement to its warrant holders to exercise their warrants at a price of $.85, which was below the fair market value of $.99 per share at the closing price of the Company’s stock on January 4, 2005. As this offer only benefited a selected group common shareholders and was not broadly available to all common shareholders, the Company determined that the deemed dividend treatment was most appropriate. As such, this deemed dividend is treated in a manner similar to the preferred dividend. The Company calculated the deemed dividend as the difference between the fair market value of the Company’s common stock and the exercise price of the warrants on the date of conversion notice was accepted and signed. Therefore, in accordance with FASB 128, paragraph 9, a preferred (deemed) dividend is required to be added to net loss applicable to common shareholders.

Should you have any further questions please do not hesitate to contact me directly at our corporate office or via phone at 310-577-8255.
Regards,
/s/ ANTHONY J. FIDALEO
Anthony J. Fidaleo
Chief Financial Officer